Management’s Discussion and Analysis Alithya Group inc. For the three months ended June 30, 2026

Exhibit 99.2

Management’s Discussion and Analysis
For the three months ended June 30, 2026

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months ended June 30, 2026. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements and accompanying notes for the three months ended June 30, 2026 and 2025 (the "Q1 Financial Statements"), as well as the audited consolidated financial statements and MD&A for the fiscal years ended March 31, 2026 and 2025. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q1 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are in U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”. Certain totals, subtotals and percentages may not reconcile due to rounding. Not applicable (“N/A”) is used to indicate that the percentage change between the current and prior year figures is not meaningful or if the percentage change exceeds 1,000%.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to August 12, 2026, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q1 Financial Statements.
2. Forward-Looking Statements
This MD&A contains certain information and statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” "maintains," “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) the Company's ability to generate sufficient earnings to support its operations; (ii) the Company's ability to take

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 2

advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company's ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence ("AI"), its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company's growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company's ability to service its debt and raise additional capital; (vi) the Company's estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company's ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; (viii) the Company's ability to balance, meet and exceed the expectations of its stakeholders; and (ix) the Company's ability to successfully conduct a strategic review process, including the Company’s evaluation of strategic alternatives and the expectation relating thereto to maximize value for all shareholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks, uncertainties and other factors, both general and specific, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those estimated, projected, expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2026, as well as other risks and uncertainties identified or incorporated in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Corporate Overview
With professionals in Canada, the U.S. and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging the latest innovations, including AI-driven capabilities, and delivery excellence in the application of digital technologies.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 3

Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals identify optimal technology applications, including AI-enabled solutions, to deliver practical IT services and solutions to tackle complex business challenges for clients concentrated in the financial services, insurance, healthcare, manufacturing, energy, and government sectors, and additionally, in other sectors, such as higher education, telecommunications, transportation and logistics, professional services, engineering, construction, and retail. By developing industry-specific solutions and services deployable via a global delivery model for many of these industries, Alithya aims to address sector-specific business challenges and accelerate the value realization of clients’ technology investments.
Business Offerings
Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems/mainframe modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
Digital systems and infrastructures have become indispensable strategic assets for businesses. These assets require continuous investment and increasingly serve as crucial drivers of growth and differentiation, especially in delivering customer focused solutions.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 4

As a result, businesses increasingly seek solutions that support business processes and enable product and service customization. This imperative drives digital transformation efforts, pushing businesses to move beyond traditional IT systems toward adaptive, AI-enabled, and cloud-based digital technologies that offer agility, scalability, and innovation at speed.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are focused on delivering not just innovation, but measurable outcomes through industry specialization and AI-enabled business transformation. We are committed to helping clients modernize operations, enhance customer experience, and unlock new growth opportunities with the most effective digital solutions and services.
Alithya believes it is well positioned to respond to evolving client priorities. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering industry-focused solutions that leverage AI technologies, and enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its operating and reportable segments include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, priority industry verticals, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
4. Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya aligns its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experience, assisting its clients in

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 5

achieving their missions, and creating greater value for its investors.

More specifically, Alithya has developed a three-year strategic plan, keeping in mind its stakeholders' interests, which focuses on:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to focus on profitable organic growth through innovation, higher-value offerings and client relationships based on trust.
◦Acquisitions: Alithya plans to acquire businesses to complement its current market presence as part of its North American and international expansion, while progressively adding major integrated enterprise solutions capabilities and selected specialized expertise, and increasing its smart shoring presence.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions to accelerate operational efficiencies in our service delivery.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya plans to increase its Adjusted EBITDA Margin(1).
◦Smart shoring centers: Alithya aims to increase the percentage of its services delivered from smart shoring centers accessing larger, cost-competitive talent pools.
On July 27, 2026, the Company announced the launch of a strategic review process to evaluate strategic alternatives intended to maximize shareholder value (the "Strategic Review"). The Board determined that the Company’s current public market valuation may not fully reflect its intrinsic value or adequately support its next phase of growth, and indicated that the review may include, among other alternatives, a merger or other business combination, privatization, sale of the Company, recapitalization, strategic investment or partnership, or the continuation of the Company as a publicly listed issuer.
There can be no assurance that the Strategic Review will result in any transaction or other strategic change or, if a transaction is undertaken, as to its terms, timing or completion. The Company has not established a timetable for the completion of the Strategic Review and does not intend to disclose further developments with respect to the Strategic Review unless and until the Board has approved a specific transaction or otherwise determines that disclosure is appropriate or required by applicable securities laws.

(1) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of goodwill and intangibles, loss on disposal of assets and lease modification, share-based compensation, business acquisition, integration and reorganization costs, share of earnings of an associate, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 7

Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of goodwill and intangibles, loss on disposal of assets and lease modification, share-based compensation, business acquisition, integration and reorganization costs, share of earnings of an associate, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by segment normalized for foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by segment in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by segment, expressed as a percentage, normalized for foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by segment, see section 7.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 10.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.

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For the three months ended June 30, 2026	| 8

“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired subsequent to the closing date of acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, including reductions in contractual commitments and contract terminations, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value of the services provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its trade accounts receivable (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 9

6. Financial Highlights

Results of Operations	For the three months ended June 30,
(in $ thousands, except per share data)	2026	2025
	$	$
Revenues	105,050	124,158
Gross Margin	31,891	39,793
Gross Margin as a Percentage of Revenues (1)	30.4%	32.1%
Selling, General and Administrative Expenses	28,338	30,573
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	27.0%	24.6%
Net (Loss) Earnings	(2,421)	185
Basic and Diluted (Loss) Earnings per Share	(0.03)	—
Adjusted Net Earnings (2)	2,871	6,519
Adjusted Net Earnings per Share (2)	0.03	0.07
Adjusted EBITDA (3)	5,422	11,629
Adjusted EBITDA Margin (3)	5.2%	9.4%

Other	June 30,	March 31,
(in $ thousands, except Backlog and DSO)	2026	2026
	$	$
Total Assets	374,469	381,958
Non-Current Financial Liabilities (4)	128,734	119,357
Total Long-Term Debt	130,424	120,896
Net Debt (5)	117,210	108,063

Backlog (1)	14 months	14 months
DSO (1)	59 days	54 days

Shares, Stock Options and Share Units as at	August 10,
2026
Subordinate Voting Shares	89,438,673
Multiple Voting Shares	7,326,880
Stock Options (6)	2,940,642
Deferred Share Units ("DSUs")	1,762,817
Restricted Share Units ("RSUs")	3,122,272
Performance Share Units ("PSUs")	3,746,878

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 10

(4) Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variances, refer to sections 9 titled "Financial Position" and 10.6 titled "Long-Term Debt and Net Debt".
(5) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measure and an explanation of the variance.
(6) Includes 200,000 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 11

For the three months ended June 30, 2026:
•Revenues decreased 15.4% to $105.1 million, compared to $124.2 million for the same quarter last year. 77.4% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 19.8% to $31.9 million, compared to $39.8 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) decreased to 30.4%, compared to 32.1% for the same quarter last year.
•Net loss was $2.4 million, or $0.03 per share, compared to net earnings of $0.2 million, or nil per share, for the same quarter last year.
•Adjusted Net Earnings(2) decreased by $3.6 million, or 56.0%, to $2.9 million, from $6.5 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.03, compared to $0.07 for the same quarter last year.
•Adjusted EBITDA(3) decreased by $6.2 million, or 53.4%, to $5.4 million, for an Adjusted EBITDA Margin(3) of 5.2% of revenues, compared to $11.6 million, for an Adjusted EBITDA Margin of 9.4% of revenues, for the same quarter last year.
•Net cash used in operating activities was $4.8 million, representing an increase of $0.6 million, compared to $4.2 million for the same quarter last year.
•Q1 Bookings(1) reached $89.0 million, which translated into a Book-to-Bill Ratio(1) of 0.85 for the quarter, compared to Bookings of $118.1 million and a Book-to-Bill Ratio of 0.95 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at June 30, 2026.

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 12

7. Results of Operations

	For the three months ended June 30,
(in $ thousands, except per share data)	2026	2025
	$	$
Revenues	105,050	124,158
Cost of revenues	73,159	84,365
Gross margin	31,891	39,793

Operating expenses
Selling, general and administrative expenses	28,338	30,573
Business acquisition, integration and reorganization costs	761	2,047
Depreciation	628	1,065
Amortization of intangibles	3,139	4,955
Foreign exchange (gain) loss	(927)	1,166
	31,939	39,806
Operating loss	(48)	(13)
Net financial expenses	2,290	2,840
Share of loss of an associate	167	—
Loss before income taxes	(2,505)	(2,853)
Income tax recovery
Current	1,143	302
Deferred	(1,227)	(3,340)
	(84)	(3,038)
Net (loss) earnings	(2,421)	185
Basic and diluted (loss) earnings per share	(0.03)	0.00

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 13

7.1 Revenues
The following table presents total external revenues by geographic location of customers:

	For the three months ended June 30,
(in $ thousands)	2026	2025
	$	$
U.S.	52,450	59,486
Canada	46,001	59,607
International	6,599	5,065
	105,050	124,158

As at April 1, 2026, as a result of the integration of recent business acquisitions and a business divestiture, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure and how management assesses performance of the business and allocates resources. Under the new structure, the Company has two reportable segments based on area of services: Enterprise Transformation and Industry Services and Solutions. Comparatives include a third segment which includes the results of U.S.-based Datum Consulting Group, LLC and its international affiliates ("Datum"), as those companies have been sold on March 31, 2026 to Medivra Holdings LLC (the "Datum Transaction"). For more detail on the new segments, refer to section 7.7 titled "Segment Reporting".
The following table reconciles Constant Dollar Revenue(1) to revenues by reportable segments:

	For the three months ended June 30,
(in $ thousands, except for percentages)	2026	2025	% (2)

Total Alithya revenue as reported	105,050	124,158	(15.4)%
Variation prior to foreign currency impact	(15.5)%
Foreign currency impact	0.1%
Variation over previous period	(15.4)%
Enterprise Transformation
Constant dollar revenue	62,552	65,778	(4.9)%
Foreign currency impact	7
Enterprise Transformation revenue as reported	62,559	65,778	(4.9)%
Industry Services and Solutions
Constant dollar revenue	42,375	54,188	(21.8)%
Foreign currency impact	116
Industry Services and Solutions revenue as reported	42,491	54,188	(21.6)%
Datum Services
Constant dollar revenue	—	4,192	(100.0)%
Foreign currency impact	—
Datum Services revenue as reported	—	4,192	(100.0)%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
(2) The percentages represent Constant Dollar Growth, which is a non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 14

Revenues amounted to $105.1 million for the three months ended June 30, 2026, representing a decrease of $19.1 million, or 15.4%, from $124.2 million for the three months ended June 30, 2025.
Enterprise Transformation revenues decreased by $3.2 million, or 4.9%, to $62.6 million for the three months ended June 30, 2026, from $65.8 million for the three months ended June 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity and lower billable hours, partially offset by revenues from a full quarter of eVerge Interests, Inc. and its subsidiaries (“eVerge”) acquired on May 31, 2025 (the “eVerge Acquisition”).
Industry Services and Solutions revenues decreased by $11.7 million, or 21.6%, to $42.5 million for the three months ended June 30, 2026, from $54.2 million for the three months ended June 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity and reduced revenues from government contracts and the banking sector.
Datum Services was divested on March 31, 2026 as part of the Datum Transaction. Accordingly, this resulted in a $4.2 million revenue decrease for the three months ended June 30, 2026.
7.2 Gross Margin
Gross margin decreased by $7.9 million, or 19.8%, to $31.9 million for the three months ended June 30, 2026, from $39.8 million for the three months ended June 30, 2025. Gross Margin as a Percentage of Revenues decreased to 30.4% for the three months ended June 30, 2026, from 32.1% for the three months ended June 30, 2025.
Enterprise Transformation Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, primarily due to a decrease in utilization rates and salary increases that came into effect at the beginning of this fiscal year.
Industry Services and Solutions Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, mainly due to decreases in utilization rates and tax credits and salary increases that came into effect at the beginning of this fiscal year.
Datum Services was divested on March 31, 2026 as part of the Datum Transaction. Accordingly, no gross margin is presented for the three months ended June 30, 2026.
7.3 Operating Expenses
7.3.1 Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $28.3 million for the three months ended June 30, 2026, representing a decrease of $2.3 million, or 7.5%, from $30.6 million for the three months ended June 30, 2025. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 27.0% for the three months ended June 30, 2026, compared to 24.6% for the same period last year. The decrease in selling,

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 15

general and administrative expenses was mainly due to decreased employee compensation costs, mainly stemming from variable compensation, decreased professional fees, share-based compensation and recruiting and training fees. The reduction of expenses from the divestiture of Datum was partially offset by additional expenses from a full quarter of eVerge.
7.3.2 Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended June 30,
(in $ thousands)	2026	2025
	$	$
Stock options	13	58
Share purchase plan – employer contribution	303	328
Share-based compensation granted on business acquisitions	199	743
DSUs	—	213
RSUs	782	554
PSUs	572	476
	1,869	2,372

Share-based compensation amounted to $1.9 million for the three months ended June 30, 2026 representing a decrease of $0.5 million, from $2.4 million for the three months ended June 30, 2025. The decrease in share-based compensation was driven primarily by a decrease in share-based compensation granted on previous business acquisitions.
7.3.3 Business Acquisition, Integration and Reorganization Costs
Business acquisition, integration and reorganization costs amounted to $0.8 million for the three months ended June 30, 2026, representing a decrease of $1.2 million, from $2.0 million for the three months ended June 30, 2025. The decrease was driven primarily by a $0.5 million decrease in acquisition costs, mainly consisting of professional fees incurred as part of the eVerge Acquisition in the first quarter of last fiscal year, $0.4 million decrease in reorganization costs, mainly due to lower severance payments from workforce reductions and $0.3 million decrease in integration cost, consisting mainly of lease termination costs for vacated premises in the first quarter of last fiscal year.
7.3.4 Depreciation
Depreciation totaled $0.6 million for the three months ended June 30, 2026, compared to $1.1 million for the three months ended June 30, 2025. These costs consisted of depreciation of right-of-use assets, which decreased by $0.3 million, and depreciation of Alithya’s property and equipment which decreased by $0.1 million.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 16

7.3.5 Amortization of Intangibles
Amortization of intangibles totaled $3.1 million for the three months ended June 30, 2026, compared to $5.0 million for the three months ended June 30, 2025. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $0.8 million, as certain intangibles were fully amortized, and amortization of software, which decreased by $1.0 million, compared to the same quarter last fiscal year, as Datum assets were divested.
7.3.6 Foreign Exchange (Gain) Loss
Foreign exchange gain amounted to $0.9 million for the three months ended June 30, 2026, compared to a loss of $1.2 million for the three months ended June 30, 2025.
7.4 Other Income and Expenses
7.4.1 Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended June 30,
(in $ thousands)	2026	2025
	$	$
Interest on long-term debt	1,705	2,116
Interest on lease liabilities	64	97
Amortization of finance costs	58	57
Interest accretion on balances of purchase price payable	251	255
Financing fees	257	383
Interest income	(45)	(68)
	2,290	2,840

Net financial expenses amounted to $2.3 million for the three months ended June 30, 2026, representing a decrease of $0.5 million, or 19.4%, from $2.8 million for the three months ended June 30, 2025, driven mainly by decreased interest on long-term debt.
7.4.2 Share of loss of an associate
Share of loss of an associate amounted to $0.2 million for the three months ended June 30, 2026. This is related to the new investment in Medivra Holdings LLC received as part of the Datum Transaction.
7.4.3 Income Taxes
Income tax recovery amounted to $0.1 million for the three months ended June 30, 2026, representing a decrease of $2.9 million, from $3.0 million for the three months ended June 30, 2025. The decrease in income tax recovery was primarily attributable to the $1.9 million deferred tax asset recognized in the prior year relating to previously unrecognized net operating losses that became probable of realization as a result of the deferred tax liability recognized pursuant to the eVerge Acquisition. Certain entities of the Group, with a history of losses, continue not to recognize deferred tax assets related to their losses.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 17

7.5 Net (Loss) Earnings and (Loss) Earnings per Share
Net loss for the three months ended June 30, 2026 was $2.4 million, representing a change of $2.6 million, from net earnings of $0.2 million for the three months ended June 30, 2025. The decrease was mainly driven by the decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits, and decreased income tax recovery, partially offset by decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, due primarily to the eVerge Acquisition in the same quarter last year, decreased depreciation and amortization of intangibles, increased foreign exchange gain, and decreased net financial expenses for the three months ended June 30, 2026, compared to the three months ended June 30, 2025. On a per share basis, this translated into a basic and diluted loss per share of $0.03 for the three months ended June 30, 2026, compared to earnings per share of nil for the three months ended June 30, 2025.
7.6 Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net (loss) earnings to Adjusted Net Earnings:

	For the three months ended June 30,
(in $ thousands, except per share data)	2026	2025
	$	$
Net (loss) earnings	(2,421)	185
Business acquisition, integration and reorganization costs	761	2,047
Amortization of intangibles	3,139	4,955
Share-based compensation	1,869	2,372
Share of loss of an associate	167	—
Loss on disposal of assets and lease modification	—	37
Income tax related to deferred tax asset recognized on purchase price allocation	—	(1,948)
Effect of income tax related to above items	(644)	(1,129)
Adjusted Net Earnings (1)	2,871	6,519
Basic and diluted (loss) earnings per share	(0.03)	0.00
Adjusted Net Earnings per Share (1)	0.03	0.07

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Adjusted Net Earnings amounted to $2.9 million for the three months ended June 30, 2026, representing a decrease of $3.6 million, or 56.0%, from $6.5 million for the three months ended June 30, 2025. As explained above, the decrease was primarily due to decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits, and decreased income tax recovery, partially offset by decreased selling, general and administrative expenses, decreased depreciation, increased foreign exchange gain and decreased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.03 for the three months ended June 30, 2026, compared to $0.07 for the three months ended June 30, 2025.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 18

7.7 Segment Reporting
During the first quarter ended June 30, 2026, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure. The new structure includes two reportable segments based on two primary areas of service: Enterprise Transformation and Industry Services and Solutions. Operating segments that have met the aggregation criteria have been combined into the two reportable segments.
Enterprise Transformation helps organizations modernize core business systems and adopt AI technologies across the enterprise. Alithya delivers consulting, solution design, implementation, integration, and managed services across leading AI, cloud, and enterprise platforms, including Microsoft, Oracle, and Salesforce. Our expertise spans Enterprise Resource Planning (ERP), Enterprise Performance Management (EPM), Customer Relationship Management (CRM), Human Capital Management (HCM), and Supply Chain Management (SCM), helping clients optimize operations, automate processes, improve decision-making, and support technology adoption and business transformation.
Industry Services and Solutions helps organizations address industry-specific business challenges and achieve broader business transformation through AI, cloud, and digital innovation. Combining sector expertise with strategic consulting, advisory services, business enablement, and hyperscaler cloud migration services across AWS and Microsoft Azure, Alithya guides clients from strategy and planning through implementation, organizational change, and sustained value realization. The emphasis is not on a specific technology platform, but on delivering measurable business outcomes, improving performance, and helping organizations adapt and compete in a rapidly changing market.
Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs, depreciation and amortization, foreign exchange (gain) loss and impairment of goodwill and intangibles, which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 19

The following tables present the Company's operations based on reportable segments:

	For the three months ended June 30, 2026
(in $ thousands)	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	62,559	42,491	—	105,050

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	49,777	37,686	—	87,463
Tax credits	(269)	(789)	—	(1,058)
Licenses and telecommunications	1,048	1,059	—	2,107
Other expenses	1,824	1,163	—	2,987
	52,380	39,119	—	91,499
Operating income by segment	10,179	3,372	—	13,551
Head office general and administrative expenses				9,998
Business acquisition, integration and reorganization costs				761
Foreign exchange gain				(927)
Operating income before depreciation and amortization				3,719
Depreciation and amortization				3,767
Operating loss				(48)

	For the three months ended June 30, 2025 (a)
(in $ thousands)	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	65,778	54,188	4,192	124,158

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	48,824	47,962	2,769	99,555
Tax credits	(247)	(1,234)	—	(1,481)
Licenses and telecommunications	966	1,069	792	2,827
Other expenses	1,471	1,200	274	2,945
	51,014	48,997	3,835	103,846
Operating income by segment	14,764	5,191	357	20,312
Head office general and administrative expenses				11,092
Business acquisition, integration and reorganization costs (b)				2,047
Foreign exchange loss				1,166
Operating income before depreciation and amortization				6,007
Depreciation and amortization				6,020
Operating loss				(13)

(a) Comparatives were adjusted to reflect the new segment structure.
(b) The reorganization costs included in Business acquisition, integration and reorganization costs relate to the Industry Services and Solutions segment.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 20

For a discussion of revenue variances by segment, refer to section 7.1 titled “Revenues”. For additional discussion on business acquisition, integration and reorganization costs refer to section 7.3.3 titled accordingly.
Operating income by segment from Enterprise Transformation decreased by $4.6 million, or 31.1%, to $10.2 million for the three months ended June 30, 2026, from $14.8 million for the three months ended June 30, 2025, primarily due to decreased revenues and increased employee compensation and subcontractor costs, mainly due to a full quarter of expenses from eVerge.
Operating income by segment from Industry Services and Solutions decreased by $1.8 million, or 35.0%, to $3.4 million for the three months ended June 30, 2026, from $5.2 million for the three months ended June 30, 2025, due to decreased revenues and tax credits, partially offset by decreased employee compensation and subcontractor costs.
Datum Services was divested on March 31, 2026 as part of the Datum Transaction. Accordingly, this resulted in a $0.4 million operating income decrease for the three months ended June 30, 2026.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 21

7.8 EBITDA and Adjusted EBITDA
The following table reconciles net (loss) earnings to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2026	2025
	$	$
Revenues	105,050	124,158
Net (loss) earnings	(2,421)	185
Net financial expenses	2,290	2,840
Income tax recovery	(84)	(3,038)
Depreciation	628	1,065
Amortization of intangibles	3,139	4,955
EBITDA (1)	3,552	6,007
EBITDA Margin (1)	3.4%	4.8%
Adjusted for:
Foreign exchange (gain) loss	(927)	1,166
Share-based compensation	1,869	2,372
Business acquisition, integration and reorganization costs	761	2,047
Share of loss of an associate	167	—
Loss on disposal of assets and lease modification	—	37
Adjusted EBITDA (1)	5,422	11,629
Adjusted EBITDA Margin (1)	5.2%	9.4%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $3.6 million for the three months ended June 30, 2026, representing a decrease of $2.4 million, from $6.0 million for the three months ended June 30, 2025. EBITDA Margin was equal to 3.4% for the three months ended June 30, 2026, compared to 4.8% for the three months ended June 30, 2025.
Adjusted EBITDA amounted to $5.4 million for the three months ended June 30, 2026, representing a decrease of $6.2 million, or 53.4%, from $11.6 million for the three months ended June 30, 2025. As explained above, the decrease was due to decreased gross margin, caused by lower revenues, decreased utilization rates, and tax credits, partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 5.2% for the three months ended June 30, 2026, compared to 9.4% for the three months ended June 30, 2025.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 22

8. Bookings and Backlog
Bookings(1) during the three months ended June 30, 2026 were $89.0 million, which translated into a Book-to-Bill Ratio(1) of 0.85 for the quarter, compared to Bookings of $118.1 million and a Book-to-Bill Ratio of 0.95 for the same quarter last year. The Book-to-Bill Ratio would have been 0.92 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.06 for the same quarter last year. Bookings and Book-to-Bill are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
Bookings for the trailing twelve months amounted to $405.1 million as at June 30, 2026, which translated into a Book-to-Bill Ratio of 0.88, compared to Bookings of $440.6 million and a Book-to-Bill Ratio of 0.92 as at June 30, 2025. The Book-to-Bill Ratio would have been 0.96 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.03 as at June 30, 2025.
As at June 30, 2026 and 2025, Backlog(1) represented approximately 14 months and 15 months of trailing twelve-month revenues, respectively. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time, while Backlog can provide useful trend insight regarding changes in management's best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer, and modifications to the scope of work and demand-driven usage may occur. In addition, there can be no assurance that subsequent cancellations or scope adjustments will not occur, that Backlog will ultimately result in earnings, or when the related revenues and earnings will be recognized. As a result, revenues ultimately recognized may differ materially from the amount included in Backlog at any given date, and the value ultimately realized under a contract may differ materially from the initial Bookings.

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 23

9. Financial Position

As at	June 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Current assets	138,042	138,243
Non-current assets	236,427	243,715
Total Assets	374,469	381,958

Current liabilities	94,878	110,326
Non-current liabilities	137,233	128,941
Total Liabilities	232,111	239,267
Shareholders' equity	142,358	142,691
Total Liabilities and Shareholders' Equity	374,469	381,958

As at June 30, 2026, total assets and total liabilities and shareholders’ equity were $374.5 million, representing a decrease of $7.5 million, or 2.0%, from $382.0 million as at March 31, 2026.
The $7.5 million decrease in total assets was due primarily to a decrease of $6.7 million in tax credits receivable resulting from the receipt of a prior year tax credits, partially offset by tax credits earned in the first quarter of this year, a decrease of $3.7 million in accounts receivable and other receivables, despite a favorable foreign exchange impact, mainly due to timing of invoicing and reduced revenues and a $2.7 million decrease in intangible assets due to amortization from the passage of time. These decreases were partially offset by increases of $2.4 million in prepaids due to the timing of license payments, $1.9 million in Goodwill due to the foreign currency translation adjustment and $1.4 million in unbilled revenues, mainly due to the timing of client invoicing.
For a discussion of the variance in cash, including the cash impact of the various assets and liabilities on the balance sheet, refer to section 10 titled "Liquidity and Capital Resources".
The decrease in total liabilities and shareholders’ equity of $7.5 million consisted of a $7.2 million decrease in liabilities and a $0.3 million decrease in equity(1). The decrease in total liabilities was primarily due to decreases of $13.9 million in accounts payable and accrued liabilities, despite an unfavorable foreign exchange impact, mainly due to the timing of payments, $1.4 million in deferred revenues, mainly due to the timing of invoicing, and $1.1 million in deferred tax liabilities, mainly attributable to the receipt of a prior year tax credits. These decreases were partially offset by increases of $9.5 million in long-term debt, as discussed in Section 10.6 titled "Long-Term Debt and Net Debt".
(1) For more details, refer to the interim consolidated statements of changes in shareholders' equity in the Q1 Financial Statements.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 24

10. Liquidity and Capital Resources
10.1 Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30,
(in $ thousands)	2026	2025
	$	$
Net cash used in operating activities	(4,784)	(4,174)
Net cash used in investing activities	(348)	(9,971)
Net cash from financing activities	5,497	17,849
Effect of exchange rate changes on cash	16	(576)
Net change in cash	381	3,128
Cash, beginning of period	12,833	15,956
Cash, end of period	13,214	19,084

10.2 Cash Flows - Operating Activities
For the three months ended June 30, 2026, net cash used in operating activities was $4.8 million, representing an increase of $0.6 million, from $4.2 million for the three months ended June 30, 2025. The cash flows for the three months ended June 30, 2026 resulted primarily from the net loss of $2.4 million, plus $5.9 million of adjustments to the net loss, consisting of non-cash items such as depreciation and amortization, share-based compensation, and of net financial expenses, partially offset by deferred taxes and unrealized foreign exchange gain, and by $8.3 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended June 30, 2025 resulted primarily from the net earnings of $0.2 million, plus $8.5 million of adjustments to the net earnings, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, unrealized foreign exchange loss, and loss on disposal of assets and on remeasurement of lease liabilities, and of net financial expenses, partially offset by deferred taxes, and by $12.9 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $8.3 million during the three months ended June 30, 2026 were mainly due to the timing of payments, collections and invoicing and consisted primarily of a $14.6 million decrease in accounts payable and accrued liabilities, a $2.3 million increase in prepaids, a $1.7 million decrease in deferred revenues, and a $1.0 million increase in unbilled revenues, partially offset by a $6.7 million decrease in tax credits receivable, and a $4.4 million decrease in accounts receivable and other receivables. For the three months ended June 30, 2025, unfavorable changes in non-cash working capital items of $12.9 million were mainly due to the timing of payments, collections and invoicing and consisted primarily of a $9.1 million decrease in accounts payable and accrued liabilities, an $8.0 million increase in unbilled revenues, a $6.5 million decrease in deferred revenues, and a $1.2 million increase in tax credits receivable, partially

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 25

offset by an $11.5 million decrease in accounts receivable and other receivables, and a $0.3 million decrease in prepaids.
10.3 Cash Flows - Investing Activities
For the three months ended June 30, 2026, net cash used in investing activities was $0.3 million, representing a decrease of $9.7 million, from $10.0 million for the three months ended June 30, 2025. The cash used in the three months ended June 30, 2026 resulted primarily from purchases of property and equipment as part of the ordinary course of the business. In comparison, net cash used in the three months ended June 30, 2025 consisted primarily of $9.5 million related to the eVerge Acquisition, net of cash acquired, and $0.4 million from the purchase of property and equipment as part of the ordinary course of the business.
10.4 Cash Flows - Financing Activities
For the three months ended June 30, 2026, net cash from financing activities was $5.5 million, representing a decrease of $12.3 million, from $17.8 million for the three months ended June 30, 2025. The cash flows for the three months ended June 30, 2026 resulted primarily from $13.3 million in net advances on the Credit Facility, net of related transaction costs, as described in section 10.6, partially offset by $5.2 million repayment of balance of purchase price related to the eVerge Acquisition, $2.0 million in financial expenses paid, and $0.4 million in repayments of lease liabilities. In comparison, the cash flows for the three months ended June 30, 2025 resulted primarily from $22.0 million in net advances on the Credit Facility, net of related transaction costs, partially offset by $2.5 million in financial expenses paid, $1.4 million in repayments of lease liabilities, and $0.2 million in Subordinate Voting Shares purchased on the open market by the Share Unit Plan's ("SUP") administrative agent in connection with the settlement of RSUs.
10.5 Capital Resources
Capital resources are summarized in the table below:

As at	June 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Cash	13,214	12,833
Availability under the senior secured revolving credit facility (1)	39,098	53,738
Availability under the operating credit facility (2)	2,842	2,786
	55,154	69,357

(1) Refer to section 10.6 titled "Long-Term Debt and Net Debt” for further details on the senior secured revolving credit facility.
(2) Refer to Note 4 of the Q1 Financial Statements for further details on the operating credit facility.
Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 26

In managing its capital structure, the Company monitors performance throughout the year to ensure anticipated working capital requirements and capital expenditures are funded from operations, available cash, and borrowings.
As at June 30, 2026, additional capital resources available to Alithya amounted to $55.2 million, consisting of cash and availability under its credit facilities. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
10.6 Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	June 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	100,902	86,262
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of $5,175,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 on December 1, 2026 and $1,725,000 on December 1, 2027	4,888	4,795
Balance of purchase price payable with a nominal value of US$3,760,000 ($5,343,000) (March 31, 2026 - US$7,520,000 ($10,475,000)), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,343,000), maturing on May 31, 2027	4,979	9,959
Other debt	—	29
Unamortized transaction costs (net of accumulated amortization of $383,000 (March 31, 2026 - $325,000))	(345)	(149)
	130,424	120,896
Current portion of long-term debt	8,320	8,478
	122,104	112,418

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions and at the lenders’ discretion, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As at June 30, 2026, the weighted average effective interest rate was 5.65% (March 31, 2026 - 5.53%). As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits.
The Credit Facility matures on April 1, 2029 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 27

As at June 30, 2026, the amount outstanding under the Credit Facility includes $54,002,000 (March 31, 2026 - $47,362,000) payable in U.S. dollars (US$38,000,000; March 31, 2026 - US$34,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,842,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at June 30, 2026.
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. The loans bear variable interest at the Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios. As at June 30, 2026, the effective interest rate was 7.66% (March 31, 2026 - 7.66%).
(a)(b) Under the terms of the Credit Facility and the subordinated unsecured loans, the Company is required to maintain certain financial covenants which are measured on a quarterly basis. The Company was in compliance with all of its financial covenants as at June 30, 2026 and March 31, 2026.
Total long-term debt as at June 30, 2026 increased by $9.5 million, to $130.4 million, from $120.9 million as at March 31, 2026. The increase is primarily related to $14.6 million in amounts drawn under the Credit Facility, including an unfavorable US$ exchange rate impact of $1.2 million, resulting primarily from the repayment of a $5.2 million balance of purchase price payable related to the eVerge Acquisition and various operational needs. This was partially offset by the repayment of the balance of purchase price payable related to the eVerge Acquisition, as mentioned above.
As at June 30, 2026, cash amounted to $13.2 million and $100.9 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2026, cash amounted to $12.8 million and $86.3 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt(1):

As at	June 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Current portion of long-term debt	8,320	8,478
Non-current portion of long-term debt	122,104	112,418
Total long-term debt	130,424	120,896
Less:
Cash	13,214	12,833
Net Debt	117,210	108,063

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
As at June 30, 2026, Net Debt increased by $9.1 million, or 8.5%, to $117.2 million, from $108.1 million as at March 31, 2026, due to an increase in long-term debt, as explained above, partially offset by an increase in cash.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 28

10.7 Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 11.7 of Alithya's MD&A for the year ended March 31, 2026 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2026 outside of Alithya’s ordinary course of business.
10.8 Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 11.8 of Alithya's MD&A for the year ended March 31, 2026 and Note 15 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2026 outside of Alithya’s ordinary course of business.
11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 5 of the Q1 Financial Statements.
11.1 Normal Course Issuer Bid
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX“) approved the implementation of a Normal Course Issuer Bid (“NCIB“). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at June 30, 2026, 3,328,472 Subordinate Voting Shares were purchased and cancelled under the NCIB. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company. Included in the 3,328,472 Subordinate Voting Shares are 2,489,682 Subordinate Voting Shares purchased for cancellation for a cash consideration of $3,972,000 pursuant to the Datum Transaction.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 29

12. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2024	2024	2025	2025	2025	2025	2026	2026
Revenues	111,514	115,761	125,331	124,158	124,292	115,162	113,776	105,050
Cost of revenues	77,386	78,376	79,240	84,365	81,512	78,648	70,783	73,159
Gross margin	34,128	37,385	46,091	39,793	42,780	36,514	42,993	31,891
	30.6%	32.3%	36.8%	32.1%	34.4%	31.7%	37.8%	30.4%
Operating expenses
Selling, general and administrative expenses	25,869	28,814	29,739	30,573	31,296	28,460	31,823	28,338
Business acquisition, integration and reorganization costs (recovery)	549	(1,244)	(1,322)	2,047	(3,885)	(372)	6,294	761
Depreciation	1,102	1,168	1,158	1,065	978	668	788	628
Amortization of intangibles	4,635	4,810	4,837	4,955	5,317	4,125	4,239	3,139
Foreign exchange loss (gain)	259	(687)	187	1,166	(469)	581	(604)	(927)
Impairment of intangibles and goodwill	—	5,144	—	—	38,028	—	3,100	—
	32,414	38,005	34,599	39,806	71,265	33,462	45,640	31,939
Operating income (loss)	1,714	(620)	11,492	(13)	(28,485)	3,052	(2,647)	(48)
Net financial expenses	1,502	2,372	2,636	2,840	2,126	2,339	2,164	2,290
Share of loss of an associate	—	—	—	—	—	—	—	167
Earnings (loss) before income taxes	212	(2,992)	8,856	(2,853)	(30,611)	713	(4,811)	(2,505)
Income tax expense (recovery)	482	724	813	(3,038)	350	37	3,866	(84)
Net (loss) earnings	(270)	(3,716)	8,043	185	(30,961)	676	(8,677)	(2,421)
Basic and diluted (loss) earnings per share	—	(0.04)	0.08	—	(0.32)	0.01	(0.09)	(0.03)

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer IT investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated due to organic growth in certain areas of the business and business acquisitions in recent quarters, offset by reduced revenues from government contracts and Datum divestiture in Q4 2026. Revenues are also impacted by foreign exchange fluctuations and timing of go-live of projects.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 30

13. Critical Accounting Estimates
The preparation of Alithya’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q1 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2026. The accounting policies have been applied consistently by all entities of the Company.
14. Accounting Standard Amendments Effective for the Year Ending March 31, 2027
The following accounting standards were adopted by the Company on April 1, 2026:
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 are effective for annual periods beginning on or after January 1, 2026. The adoption of these standards, at the beginning of this interim period, was applied prospectively, in accordance with the respective transition provisions. The adoption of these standards did not have an impact on the Company’s interim condensed consolidated financial statements for the period ended June 30, 2026.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 31

15. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.

16. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, results of operations, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2026, all of which are hereby incorporated by reference, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities and which are available on SEDAR+ and EDGAR.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 32

17. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Management's Report on Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2026. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s DC&P were effective as of March 31, 2026.
Management's Report on Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2026 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR was effective as of March 31, 2026.

Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 33

Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2026 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. KPMG has expressed an unqualified opinion on the Company’s ICFR as of March 31, 2026.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s ICFR during the quarter ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Management’s Discussion and Analysis
For the three months ended June 30, 2026	| 34